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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2006

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant
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1. Press Release of the Registrant dated October 11, 2006

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                                                               INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5273
                                                         vferrer@iusacell.com.mx

IUSACELL ANNOUNCES
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         Mexico City, October 11, 2006 - Grupo Iusacell, S.A. de C.V. [BMV: CEL]
("Iusacell") announces that the restructuring of the debt of its operating subsidiary, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular") which includes US$190 million of Tranche A Bank Loans ("Tranche A Loans"), US$76 million of Tranche B Bank Loans ("Tranche B Loans") and US$150 million of 10% Senior Notes due in 2004 (the "2004 Notes"), continues advancing within the framework established by its strategic plan, and that it anticipates that the restructuring agreement reached in principle with the majority of its creditors will be legally finalized soon.

         As of today, more than 82% of Iusacell's creditors have confirmed their support of its Plan of Reorganization by means of its exchange offer and consent solicitation launched on May of this year and that expired on July 26, 2006.

         The restructuring consists of: an exchange of any and all of its (a) Tranche A Loans for new senior floating rate first lien notes due 2011 accruing interest at three-month LIBOR plus 4.00% and (b) Tranche B Loans and its 2004 Notes for its new 10% senior subordinated second lien notes due 2012, on the terms and conditions that were previously announced.

         Another milestone was reached today in the legal implementation of the restructuring agreement reached in principle with Iusacell's creditors. As stated in previous press releases, Iusacell Celular filed a voluntary petition for concurso mercantil before a Mexican judge (Juez Septimo de Distrito en Materia Civil del Primer Circuito), which today and as a part of the restructuring process, issued a declaration of concurso mercantil (sentencia de concurso) for Iusacell Celular. As a result of this declaration, Iusacell Celular enters a new phase towards completing its restructuring and expects to execute soon the corresponding plan of reorganization (convenio concursal) to be submitted before the Mexican court.

         The Federal Institute Specializing in Concursos Mercantiles (Instituto Federal de Especialistas en Concursos Mercantiles) was responsible of the review of Iusacell's books and records which were concluded satisfactorily with the report of the examiner Mr. Pablo Octaviano Mendoza Garcia.

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ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Iusacell offers more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate. In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services. Additional information is available at www.iusacell.com

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.

Date: October 11, 2006

                                                   /s/ Fernando Cabrera
                                                   -----------------------------
                                            Name:  Fernando Cabrera
                                            Title: Attorney in fact


                                                   /s/ Jose Luis Riera
                                                   -----------------------------
                                            Name:  Jose Luis Riera
                                            Title: Attorney in fact

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